UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 3)

GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)

an indirect wholly owned subsidiary of

ROCHE HOLDING LTD (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) 368710406
(Cusip Number of Class of Securities)

Carol Fiederlein Roche Investments USA Inc. 1220 N. Market Street, Suite #334 Wilmington, DE 19801 Telephone: (302) 425-0151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dr. Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111	Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$45,676,213,575.00	$1,795,075.19

*
Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 466,224,275, which is the difference between 1,053,413,655, the number of shares (“Shares”) of common stock of Genentech, Inc. outstanding as of February 6, 2009, and 587,189,380, the number of Shares beneficially owned by Roche Holding Ltd and (B) $93.00, which is the per Share tender offer price, and (ii) the product of (A) 77,400,000, which is the number of Shares subject to options outstanding as of December 31, 2008, and (B) $29.94, which is the difference between the $93.00 per Share tender offer price and $63.06, the average weighted exercise price of such options. The number of outstanding Shares, the number of Shares subject to options and the average weighted exercise price for such options is contained in Genentech’s Quarterly Report on Form 10-K for the year ended December 31, 2008.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities and Exchange Commission on September 29, 2008, by multiplying the transaction valuation by 0.0000393.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,652,803.11	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T	Date Filed:	February 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☑      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on February 9, 2009 and as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock (the “Shares”) of Genentech, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) The price per Share to be paid in the Offer is increased from $86.50 per Share to $93.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

(2) The Offer is extended to, and will expire at, 12:00 midnight, New York City time, on Friday, March 20, 2009, unless further extended.

(3) The following new paragraphs are added to the Offer to Purchase after the final paragraph under “Special Factors — Section 1 — Background:”

“On February 23, 2009, Dr. Sanders called Dr. Humer to alert him of the impending filing of the Company’s response to the Offer on Schedule 14D-9.  Dr. Sanders noted the prolonged process and indicated that it would be best for all involved if Roche and the Special Committee could reach an agreement on price.  Dr. Sanders suggested, and Dr. Humer agreed, that Greenhill and Goldman Sachs should meet.

In late February, representatives of Greenhill and Goldman Sachs spoke by telephone.  The representatives agreed that since Roche and the Special Committee remained far apart on price, further discussions would not be fruitful at that time.

On March 2, 2009, the Company’s senior management hosted an almost five-hour investor meeting and webcast, which included presentations on the Company’s strategic outlook, pipeline and financial projections.  The investor meeting was aimed in large part at persuading investors that the $86.50 price per Share was inadequate. The information presented was substantially consistent with the November 2008 Financial Model and, as a result, Roche believed it offered little in the way of new information to change Roche’s views on the Company’s valuation.

Based on conversations with the Company’s stockholders, Roche believes that there is a strong sentiment to bring this process to a conclusion. As a result, Roche determined to increase the Offer price to maximize stockholder participation in the Offer.

On March 6, 2009, Roche announced that it had increased the Offer price to $93.00 per Share and extended the Expiration Date of the Offer to 12:00 midnight, New York City time, on Friday, March 20, 2009.”

(4) The following paragraph:

“Our obligation to consummate the offer is subject to obtaining sufficient financing to purchase all outstanding shares of Genentech common stock not owned by the Roche Group and all shares of Genentech common stock issuable upon exercise of outstanding options and to pay related fees and expenses.  Based on the $93.00 per share offer price, we estimate that we will need approximately $45.7 billion to purchase all outstanding shares not owned by the Roche Group (including all shares issuable upon exercise of outstanding options) and to pay related fees and expenses.  We have raised net proceeds of approximately $36 billion through a series of debt offerings.  We expect to obtain the remaining funds through a combination of additional debt financing, which could include private placements of notes, commercial paper and borrowings under our existing €2.5 billion revolving credit facility or under additional facilities, and the use of available cash held by the Roche Group.  We will only be able to consummate the offer if we have obtained sufficient financing.”

replaces each of the following in their entirety in the Offer to Purchase: (a) the information in the “Summary Term Sheet” of the Offer to Purchase under the caption, “Do you have the financial resources to pay for the shares?;” and (b) the information in the Offer to Purchase under “The Offer — Section 10 — Source and Amount of Funds.”

(5) The following is added as a new bullet point at the end of the second full bullet point (beginning with “By providing the Company’s stockholders unaffiliated….”) on page 22 of the Offer to Purchase under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction:”

“While we have increased the Offer price per Share from $86.50 to $93.00, we continue to believe that the $86.50 per Share initial offer price is fair to the unaffiliated stockholders of the Company based on the above factors.  Since the date of this Offer to Purchase, we have not changed our view that the assumptions underlying the November Financial Model are overly optimistic, our belief that the June LRP Summary is a more reliable indicator of the Company’s long-term prospects or our belief in the reasonableness and appropriateness of the other factors described above.  We decided to increase the Offer price to $93.00 per Share in order to maximize investor participation in the Offer.  Since we continue to believe that the $86.50 per Share initial offer price was fair to the unaffiliated stockholders of the Company, we, for the same reasons described above, believe that the increased Offer price of $93.00 per Share is also fair to the unaffiliated stockholders.”

(6) The following sentence is inserted at the end of the first paragraph in the Offer to Purchase under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price:”

“Roche did not request Greenhill to revise, update or otherwise bring down its February 7, 2009 presentation in connection with the increase in the Offer price from $86.50 per Share to $93.00 per Share.”

(7) The following new paragraph is added to the Offer to Purchase prior to the first full paragraph (beginning with “The Company does not as a matter of course….”) on page 33 under “Special Factors — Section 5 — Company Financial Projections:”

“At the Company’s investor meeting on March 2, 2009, the Company’s senior management gave detailed presentations on, among other things, the Company’s strategic outlook, pipeline and financial projections.  The information disclosed during these presentations is substantially consistent with the information included in the November Financial Model.  A copy of the transcript of the investor presentation and the accompanying slide presentation have been filed as exhibits to Amendment No. 3 (filed on March 3, 2009) and Amendment No. 2 (filed on March 2, 2009), respectively, to the Company’s Schedule 14D-9, which may be obtained from the SEC in the same manner as described under “The Offer — Section 8 — Certain Information Concerning the Company — Additional Information.””

Item 12.

Exhibit No.	Description
(a)(5)(xxxxv)	Press Release issued by Roche, dated March 6, 2009.
(a)(5)(xxxxvi)	Supplement to Offer to Purchase, dated March 6, 2009.
(a)(5)(xxxxvii)	Amended and Restated Letter of Transmittal.
(a)(5)(xxxxviii)	Amended and Restated Notice of Guaranteed Delivery.
(a)(5)(xxxxix)	Summary Advertisement to be published in The Wall Street Journal.
(a)(5)(l)	Investor Q&A, dated March 6, 2009.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2009

ROCHE INVESTMENTS USA INC.

By: /s/ Carol Fiederlein
Name: Carol Fiederlein
Title: Secretary

ROCHE HOLDING LTD

By: /s/ Steve Krognes
Name: Steve Krognes
Title: Authorized Signatory

By: /s/ Gottlieb A. Keller
Name: Dr. Gottlieb A. Keller
Title: Authorized Signatory

EXHIBIT INDEX

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated February 9, 2009.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, Holder of Employee Stock Purchase Plan Shares and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement to be published in The Wall Street Journal.*
(a)(5)(i)
Roche Annual Report 2008 Finance Report, containing the audited consolidated financial statements for Roche Holding Ltd and its consolidated subsidiaries as of and for each of the years ended December 31 2008 and 2007.*

(a)(5)(ii)
Verified consolidated class action complaint in the consolidated action captioned In re Genentech, Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware and dated August 18, 2008.*

(a)(5)(iii)
Complaint of Alameda County Employees’ Retirement Association against Genentech, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Roche Holdings, Inc., and Roche Holding, Ltd., filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(iv)
Complaint of City of Dearborn Heights General Employees’ Retirement System against Roche Holdings AG, Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 25, 2008.*

(a)(5)(v)
Complaint of City of Edinburgh Council as Administering Authority of Lothian Pension Fund against Roche Holdings, Inc., Herbert Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Arthur Levinson, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 29, 2008.*

(a)(5)(vi)
Complaint of Fulton County Employees’ Retirement System against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 5, 2008.*

(a)(5)(vii)
Complaint of Ira J. Gaines against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 23, 2008.*

(a)(5)(viii)
Complaint of The General Retirement Fund for the City of Detroit against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated August 7, 2008.*

(a)(5)(ix)
Complaint of Montgomery County Employees’ Retirement Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc., and Roche Holding Ltd, filed in the Court of Chancery of the State of Delaware and dated July 22, 2008.*

(a)(5)(x)
Complaint of City of Tallahassee’s Employees’ Retirement System against Genentech Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings, Inc., and Roche Holding Ltd,

filed in the Court of Chancery of the State of Delaware and dated July 28, 2008.*

(a)(5)(xi)
Complaint of Peter Wrubel against Genentech, Inc., Roche Holding, Ltd., Roche Holdings, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Court of Chancery of the State of Delaware and dated July 24, 2008.*

(a)(5)(xii)
Complaint of Bader & Yakaitis PSP and Trust against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xiii)
Complaint of Misty L. Colwell against Genentech, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xiv)
Complaint of Robert Corwin against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xv)
Complaint of Robert L. Garber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvi)
Complaint of Joel A. Gerber against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xvii)
Complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xviii)
Amended complaint of Elizabeth Henderson against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holdings, Inc., and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 15, 2008.*

(a)(5)(xix)
Complaint of James Kenney against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xx)
Complaint of Katherine Krattenmaker against Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche and Roche Holdings Inc., filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxi)
Complaint of Louisiana Municipal Police Employees’ Retirement System against Genentech, Inc., Roche Holdings, Inc., William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Arthur D. Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxii)
Complaint of Louisiana Sheriffs’ Pension and Relief Fund against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Roche Holding AG, filed in the Superior Court for the State of California, County of San Mateo and dated July 23, 2008.*

(a)(5)(xxiii)	Complaint of Lucky All Five Investments, LP against Genentech, Inc., Roche Holdings, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D.

Levinson, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxiv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxv)
Complaint of Vern Mercier against Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Francisco and dated July 24, 2008.*

(a)(5)(xxvi)
Complaint of New Jersey Laborers Pension Fund and New Jersey Laborers Annuity Fund against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated August 7, 2008.*

(a)(5)(xxvii)
Complaint of Eric A. Olsen against Genentech, Inc., Roche Holding Ltd, Roche Holdings, Inc., Arthur D. Levinson, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Herbert W. Boyer, Debra L. Reed, and Charles A. Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated August 19, 2008.*

(a)(5)(xxviii)
Complaint of Papazian Distributing Co., Inc. against Roche Holdings, Inc., Roche Holding AG, Genentech, Inc., Arthur D. Levinson, Herbert W. Boyer, William Burns, Erich Hunziker, Jonathan Knowles, Debra Reed, and Charles Sanders, filed in the Superior Court of the State of California, County of San Mateo and dated July 24, 2008.*

(a)(5)(xxix)
Complaint of Elsa Rosenberg against Genentech, Inc., Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, and Roche Holdings AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 21, 2008.*

(a)(5)(xxx)
Complaint of Irving J. Taylor against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., Roche Holdings, Inc. and Roche Holding Ltd, filed in the Superior Court of the State of California, County of San Mateo and dated July 29, 2008.*

(a)(5)(xxxi)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the Superior Court of the State of California, County of San Mateo and dated July 22, 2008.*

(a)(5)(xxxii)
Complaint of Ernest Gottdiener against Arthur D. Levinson, Charles A. Sanders, Jonathan K.C. Knowles, William M. Burns, Erich Hunziker, Herbert W. Boyer, Debra L. Reed, Genentech, Inc. and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated August 5, 2008.*

(a)(5)(xxxiii)
Complaint of John P. McCarthy Profit Sharing Plan against Genentech, Inc., Roche Holding, Ltd, Roche Holdings, Inc., Roche Holding AG, Arthur D. Levinson, Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Debra L. Reed, and Charles Sanders, filed in the United States District Court for the Northern District of California and dated August 4, 2008.*

(a)(5)(xxxiv)
Complaint of Arnold Wandel against Herbert W. Boyer, William M. Burns, Erich Hunziker, Jonathan K.C. Knowles, Arthur D. Levinson, Debra L. Reed, Charles A. Sanders, Genentech, Inc., and Roche Holding AG, filed in the United States District Court for the Northern District of California and dated July 23, 2008.*

(a)(5)(xxxv)
Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware) and dated September 24, 2008.*

(a)(5)(xxxvi)
Order of Vice Chancellor Strine, dated September 26, 2008, Granting the Stipulation and Agreement Resolving Certain Issues Between and Among Co-Lead Plaintiffs and Defendants Roche Holdings, Inc., Erich Hunziker, Jonathan K.C. Knowles, and William M. Burns, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*

(a)(5)(xxxvii)	Press Release issued by Roche, dated February 9, 2009.*
(a)(5)(xxxviii)	Investor Q&A, dated February 9, 2009.*
(a)(5)(xxxix)	Roche Investor Presentation, dated February 9, 2009.*
(a)(5)(xxxx)	Transcript of Interview with Dr. Humer, dated February 9, 2009.*
(a)(5)(xxxxi)	Letter to Genentech Employees, dated February 9, 2009.*
(a)(5)(xxxxii)	Supplement to the Consolidated Class Action Complaint, dated February 19, 2009, filed in In re Genentech, Inc. Shareholders Litigation (in the Court of Chancery of the State of Delaware).*
(a)(5)(xxxxiii)	Press Release issued by Roche, dated February 27, 2009.*
(a)(5)(xxxxiv)	Presentation on Roche’s offer to acquire minority shares in Genentech, dated March 2009.*
(a)(5)(xxxxv)	Press Release issued by Roche, dated March 6, 2009.
(a)(5)(xxxxvi)	Supplement to Offer to Purchase, dated March 6, 2009.
(a)(5)(xxxxvii)	Amended and Restated Letter of Transmittal.
(a)(5)(xxxxviii)	Amended and Restated Notice of Guaranteed Delivery.
(a)(5)(xxxxix)	Notice of Increased Offer Price to be published in The Wall Street Journal.
(a)(5)(l)	Investor Q&A, dated March 6, 2009.
(c)(i)	Presentation dated February 7, 2009 provided by Greenhill & Co., LLC to Roche.*
(d)(i)
Form of Affiliation Agreement dated as of July 22, 1999, between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(ii)
Amendment No. 1 dated as of October 22, 1999 to the Affiliation Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on February 8, 2000).*

(d)(iii)
Form of Amended and Restated Agreement, restated as of July 1, 1999, between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(iv)
Amendment dated as of March 10, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(v)
Amendment dated as of June 26, 2000 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of Genentech’s Products outside the United States (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vi)
Third Amendment dated as of April 30, 2004 to Amended and Restated Agreement between the Company and F. Hoffmann-La Roche Ltd regarding Commercialization of the Company’s Products outside the United States (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(d)(vii)
Form of Tax Sharing Agreement dated as of July 22, 1999 between the Company and Roche Holdings, Inc (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Company’s Registration Statement (No. 333-80601) on Form S-3 filed on July 16, 1999).*

(d)(viii)	Collaborative Agreement dated as of April 13, 2004 among the Company, F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (incorporated by reference to Exhibit 10.21 to the Company’s

Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on July 27, 2004).*

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed